

**Mail Stop 3561**

September 23, 2008

By Facsimile and U.S. Mail

Tim Daniels
President and Chief Financial Officer
Dittybase Technologies, Inc.
Suite 102
31 Bastion Square
Victoria, BC
Canada V8W 1J1

>       **Re:     Dittybase Technologies, Inc.**
>               **Form 20-F for Fiscal Year Ended December 31, 2007**
>               **Filed August 15, 2008**
>               **File No.  0-51082**

Dear Mr. Daniels:

       We have completed our review of your Form 20-F and related filings and have no further comments at this time.

>                               Sincerely,


>                               Andrew Mew
>                               Accounting Branch Chief